Exhibit 99.5

Pedro C. Repetto

Principal Civil/Geotechnical Engineer

RPM Global

CONSENT of QUALIFIED PERSON

New Pacific Metals Corp (the "Company")

I, Pedro C. Repetto, P.E., Principal Civil/Geotechnical Engineer at RPMGlobal, SME 04102904, consent to any extracts from, or a summary of the technical report Carangas Deposit - Preliminary Economic Assessment of October 1st,2024 (the "Technical Report") in the news release of the Company dated October 1st, 2024 (the "News Release").

I certify that I have read the News Release being filed by the Company, and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this October 1st, 2024.

/s/Pedro C. Repetto

Pedro C. Repetto, P.E., SME